

16013319

aKB

UNITEDSTATES
NDEXCHANGECOMMISSION
Washington, D.C. 20549

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PUBLIC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26417

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CMS Investment Resources, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

308 E. Lancaster Ave, Suite 300
(No. and Street)

Wynnewood (City) Pennsylvania (State) 19096 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Adams (610) 896-3057
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

Ten Penn Center, 1801 Market Street, Suite 1700 (Address) Philadelphia (City), PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Adams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CMS Investment Resources, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature


COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
DONNA M. RITTERSHAUSEN, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires December 24, 2017

Chief Financial Officer

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CMS Investment Resources, LLC
(A wholly-owned limited liability company of
CMS Holdco, LLC)

Contents



Tel: 215-564-1900
Fax: 215-564-3940
www.bdo.com

Ten Penn Center
1801 Market Street, Suite 1700
Philadelphia, PA 19103

Report of Independent Registered Public Accounting Firm

The Sole Member
CMS Investment Resources LLC
Wynnewood, Pennsylvania

We have audited the accompanying statement of financial condition of CMS Investment Resources, LLC as of December 31, 2015. This financial statement is the responsibility of CMS Investment Resources, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CMS Investment Resources, LLC at December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

Philadelphia, Pennsylvania
February 26, 2016

Financial Statement

CMS Investment Resources, LLC
(A wholly-owned limited liability company of
CMS Holdco, LLC)

Statement of Financial Condition

December 31,	2015
Assets	
Cash	$ 1,354,288
Placement fee receivables	81,733
Insurance commission receivables	15,569
Due from affiliated entities	2,972
Prepaid expenses	38,576
Investment in partnership	3,261
Total Assets	$ 1,496,399
Liabilities and Member's Capital	
Liabilities	
Accounts payable and accrued expenses	$ 154,530
Due to affiliated entities	108,023
Accrued special distribution	220,052
Total Liabilities	482,605
Member's Capital	1,013,794
Total Liabilities and Member's Capital	$ 1,496,399

The accompanying notes are an integral part of these financial statements.

CMS Investment Resources, LLC
(A wholly-owned limited liability company of CMS Holdco, LLC)

Notes to Statement of Financial Condition

1. Organization

CMS Investment Resources, LLC ("Company") is organized under the Laws of the Commonwealth of Pennsylvania and is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the exemptive provisions of SEC Rule 15c3-3k(2)(i). The Company is wholly-owned by CMS Holdco LLC ("Holdco" or "Member").

Effective November 1, 2013, the Company began operating in a limited capacity and is no longer engaging in any new selling activities. The Company will continue to exist to receive residual compensation related to private placements sold prior to December 31, 2013 and renewal compensation for variable insurance sales that originated prior to December 31, 2013. As a result of these changes, the Company filed for and was granted by FINRA a Two-Principal Waiver pursuant to NASD Rule 1021(e)(2).

2. Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies applied by management in the preparation of the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Placement Fees and Insurance Commissions Receivable

Receivables are stated at unpaid balance, less an allowance for doubtful accounts. Management's periodic evaluation of the adequacy of the allowance is based on risks inherent in the placement fees and insurance commissions receivable balances. Based on that evaluation, management provides for possible uncollectible amounts by establishing a valuation allowance with a charge to bad debt expense. Balances that are outstanding after management has used reasonable collection efforts are written off by a charge to the valuation allowance. Management determined that no valuation allowance was required at December 31, 2015.

Income Taxes

The Company is a single-member Limited Liability Company ("SMLLC") and is treated as a disregarded entity pursuant to Treasury Regulation 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company does not provide for income taxes under FASB ASC 740, "Income Taxes". The Company's taxable income is reported in the tax return of its single member, Holdco.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant in the jurisdictions where it is required to file income tax returns

requiring recognition in the statement of financial condition. Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2015, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits.

The Company believes its tax status as a pass through entity would be sustained under Federal, state, or local income tax examination. Generally, the Company is potentially subject to Federal and state income tax examinations in major jurisdictions subsequent to 2011.

Recent Accounting Pronouncements

The FASB recently updated "Revenue from contracts with customers", the accounting guidance related to revenue recognition. The updated accounting guidance provides a single, contract-based revenue recognition model to help improve financial reporting by providing clearer guidance on when an entity should recognize revenue, and by reducing the number of standards to which entities have to refer. In August 2015, the FASB approved the deferral of the effective date to annual reporting periods beginning after December 15, 2017 and early adoption is permitted only as of annual reporting periods after December 15, 2016. The updated accounting guidance allows for either a full retrospective adoption or modified retrospective adoption. The Company is currently in the process of determining the impact that the updated accounting guidance will have on its financial statements and method of adoption.

3. Concentrations

Cash Balances

The Company maintains its cash in a bank account which, at times, may exceed federally insured limits. The Company mitigates this risk by only depositing funds with major institutions and has not experienced any losses from maintaining cash account balances in excess of federally insured limits.

Insurance Commission Receivable

The Company derives a significant portion of its revenue from the renewal of variable annuity insurance with two insurance carriers. Neither insurance carrier represented 10% or more of "total receivables" (which includes placement fee and insurance fee receivables and due from affiliated entities) as of December 31, 2015.

Placement Fee Receivable

The Company earns private equity security placement fees when a client is admitted into a fund. Total receivables derived from significant funds for 2015 was as follows:

	Placement Fee Receivable
Fund A	34%
Fund B	36%
Fund C	12%

4. Related Party Transactions

Expense Sharing Agreement

The Company is party to an expense sharing agreement with Holdco, whereby Holdco (i) employs personnel who perform services for the Company and (ii) Holdco funds and allocates certain other expenses such as facility rental costs, computer and IT costs, insurance premiums, among others, to the Company. As of December 31, 2015, $11,370 was payable and is included in Due to affiliated entities in the accompanying statement of financial condition.

The Company also reimburses Holdco for insurance and placement commissions earned by its member who is a registered representative of the Company. As of December 31, 2015, $23,324 was payable and is included in Due to affiliated entities in the accompanying statement of financial condition.

Administrative Services Agreement

The Company is party to an administrative services agreement with MainLine Investment Partners, LLC ("MLIP"), an affiliated entity that has common owners with Holdco, whereby MLIP employs personnel who provide management oversight and support services to the Company. As of December 31, 2015, $62,186 was payable and is included in Due to affiliated entities in the accompanying statement of financial condition, related to services provided pursuant to this agreement.

Due From/To Affiliates

As of December 31, 2015, the Company had due from affiliates totaling $2,972. This amount is due upon demand and represents expenses paid by the Company on behalf of affiliated entities.

As of December 31, 2015, included in due to affiliates is $11,143 for expenses paid by affiliates on behalf of the Company.

Accrued Commissions to Members

As of December 31, 2015, the Company accrued commissions due to members of Holdco totaling $42,908. These amounts are included in accounts payable and accrued expenses in the accompanying statement of financial condition and represent insurance and placement commissions related to selling activities when the members were registered with the Company. These are paid to the broker dealer the members are registered with.

Accrued Special Distribution

As of December 31, 2015, the Company has a non interest bearing liability recorded of $220,052 related to a future obligation to a member of Holdco that is expected to be paid in 2017.

Rose Glen Servicing Agreement

The Company has a servicing agreement with Rose Glen Life Portfolio Analysis, LLC ("Rose Glen") to have Rose Glen service the existing portfolio of life insurance policies. A member of Holdco is the controlling member of Rose Glen. There were no amounts outstanding to Rose Glen as of December 31, 2015 under this servicing agreement.

Placement Fees

Certain members of Holdco held an interest in the broker-dealer that generated the private equity security placement fees to the Company during the year ended December 31, 2015. This interest in the broker-dealer was sold during the first quarter of 2015, and the Company continues to receive these placement fees as a result of the previous security transactions in accordance with the original terms. Certain placement fee receivables earned in prior years were due from affiliated entities. At December 31, 2015, $35,625 is due from one of these affiliated entities (Fund B from Note 3). In addition, other placement fee receivables earned in prior years are due from the manager of a non-affiliated entity in which a member of Holdco holds a non-controlling interest in the general partner of the non-affiliated entity. The amount due from this entity at December 31, 2015 is $12,155.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2015, the ratio was 55%. At December 31, 2015, the Company had net capital, as defined, of $871,683, which was $839,495 in excess of its required net capital of $32,188.

The Company is exempt from the calculation of the reserve requirement under Rule 15c3-3k(2)(i) due to the fact that it carries no margin account, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker-dealer and its customers through a special account for the exclusive benefit of its customers.

6. Litigation

Certain CMS-affiliated entities have filed lawsuits against various unrelated individuals and entities relating to a substantial theft that was perpetrated against the assets of CMS Life Insurance Opportunity Fund, L.P.(the "Life Insurance Fund"), and its portfolio holdings. The Company, acting in its capacity as a broker-dealer, sold equity participations to investors in the Life Insurance Fund as well as notes issued by RAI SPV2, LLC, a non-related party, which in turn acquired participating interests in the policies that formed part of the underlying portfolio holdings of the Life Insurance Fund. Various investors have entered into tolling and standstill agreements with CMS-affiliated entities, and one investor has threatened unspecified litigation. There is no pending litigation against the Company, and at this time, the Company believes that any loss contingency related to the unspecified litigation as a result of these events is remote.

CMS Investment Resources, LLC

(A wholly-owned limited liability company of CMS Holdco, LLC)

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

December 31, 2015

CMS Investment Resources, LLC
(A wholly-owned limited liability company of CMS Holdco, LLC)

Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm
December 31, 2015